Exhibit 99.1

Grindrod Shipping Holdings Ltd.

(Incorporated in Singapore)

(Registration number: 201731497H)

Primary listing on the NASDAQ Global Select Market

Secondary listing on the JSE Main Board

NASDAQ Share code: GRIN and SEC CIK Number: CIK0001725293

JSE Share code: GSH and ISIN: SG9999019087

(“GRIN” or “the Company”)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice dated 17 August 2018

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and to vote in his or her stead. A proxy need not be a shareholder.

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of the shareholders of the Company will be held on 6 September 2018 at 14:00 South African Standard Time at 8th Floor, Grindrod House, 108 Margaret Mncadi Avenue, Durban, KwaZulu-Natal, 4001, South Africa (“the EGM”), for the purpose of considering and, if thought fit, passing, with or without modifications, the following resolution:

ORDINARY RESOLUTION: SHARE REPURCHASE MANDATE

RESOLVED THAT:

(a)                                 for the purposes of Sections 76C and 76E of the Singapore Companies Act, Cap. 50, the exercise by our Directors of all of our powers to purchase or otherwise acquire issued ordinary shares in the capital of the Company not exceeding in aggregate the Prescribed Limit (as hereafter defined), at such price or prices as may be determined by our Directors from time to time up to the Maximum Price (as hereafter defined), by way of market purchases on the NASDAQ Global Select Market and/or the Johannesburg Stock Exchange and in compliance with the requirements of Rule 10b-18 under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and under Rule 10b5-1 under the Exchange Act (if a plan is established thereunder), and, in all cases, in accordance with all laws and the regulations and rules of the NASDAQ Global Select Market or the Johannesburg Stock Exchange as may be applicable, be and is hereby authorized and approved generally and unconditionally;

(b)                                 any ordinary share purchased or acquired by us pursuant to the mandate contained in paragraph (a) above shall, at the discretion of the Directors, either be cancelled or held in treasury and dealt with in accordance with the Singapore Companies Act, Cap. 50;

(c)                                  unless varied or revoked by our shareholders in a general meeting, the authority conferred on our Directors pursuant to the mandate contained in paragraph (a) above may be exercised by our Directors at any time and from time to time during the period commencing from the date of the passing of this resolution and expiring on the earliest of:

(i)                                      the date on which our next annual general meeting is held;

(ii)                                   the date by which our next annual general meeting is required by law to be held;

(iii)                                the date on which the share purchases are carried out to the full extent mandated; or

(iv)                               the date on which the authority pursuant to the mandate contained in paragraph (a) above is varied or revoked;

(d)                                 in this Resolution:

“Prescribed Limit” means the number of issued ordinary shares representing 10% of the total number of issued ordinary shares outstanding as of the date of the passing of this Resolution (excluding any ordinary shares which are held as treasury shares as at that date), unless the Company has effected a reduction of the share capital of the Company in accordance with the applicable provisions of the Singapore Companies Act, Cap. 50, at any time during the Relevant Period, in which event the total number of ordinary shares of the Company shall be taken to be the total number of ordinary shares of the Company as altered;

“Relevant Period” means the period commencing from the date of passing of this Resolution and expiring on the date our next annual general meeting is held or is required by law to be held, whichever is the earlier;

“Maximum Price” means an amount (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) which may be paid for an ordinary share purchased or acquired by us pursuant to the mandate contained in paragraph (a) above, not exceeding, in the case of a market purchase of an ordinary share, the highest independent bid or the last independent transaction price, whichever is higher, of our ordinary shares quoted or reported on the NASDAQ Global Select Market or the securities exchange operated by JSE Limited (the “JSE”), as the case may be, or shall not exceed any volume weighted average price, or other price determined under any pricing mechanism, in compliance with the requirements under Rule 10b-18 under the Exchange Act, at the time the purchase is effected; and

(e)                                  our Directors and each of them be and are hereby authorised to do all acts and things (including, without limitation, executing all such documents as may be required, including all filings required to be made pursuant to the requirements of the Exchange Act) as they or each of them deem desirable, necessary or expedient to give effect to the transactions contemplated and/or authorized by this resolution as they or each of them may in their or each of their absolute discretion deem fit in the interests of the Company.

REASON FOR THE RESOLUTION

Purchases by companies of their shares is not uncommon and is a tool with which the financial performance of a company can, with reference to certain financial metrics, be enhanced. Under the Singapore Companies Act, Cap. 50 (the “Singapore Act”) the maximum number of its ordinary shares that may be acquired by a company is 20% of the ordinary shares in issue (excluding any ordinary shares which are held as treasury shares as at that date) at the time of the passing of a resolution of the shareholders of the company to authorise the purchase of its ordinary shares. Since it was only on the listing of the Company’s ordinary shares on the NASDAQ Global Select Market and the JSE (the “listings”) that the Company’s share capital was increased from one ordinary share to 19 063 833 ordinary shares, it was not feasible to obtain the requisite authority from shareholders for a purchase of the Company’s ordinary shares prior to the listings. The directors of the Company are of the opinion that it is in the interests of the Company that they are vested with the authority for the repurchase by the Company of its ordinary shares from time to time (the “Share Repurchase Mandate”).

If approved by shareholders, the authority conferred by the Share Repurchase Mandate will, unless varied or revoked by shareholders at a general meeting, continue in force until the earliest of the date of the next annual general meeting of the Company, the date by which the next annual general meeting of the Company is required by law to be held or the date on which the share purchases are carried out to the full extent mandated. Notwithstanding the approval of the shareholders of the Share Repurchase Mandate at the forthcoming EGM, the prior approval of shareholders by way of an ordinary resolution will be required for each annual renewal of the Share Repurchase Mandate. It is expected that authority for share repurchases will be sought in the future on an annual basis at the annual general meetings of the Company. Whilst the Singapore Act allows a maximum of 20% of the ordinary shares in issue at the time of the passing of a resolution of the shareholders of the Company in respect of a share repurchase mandate (excluding any ordinary shares which are held as treasury shares as at that date) to be purchased, the directors of the Company propose that the authority is provided to purchase up to 10%.

MANNER OF PURCHASES OR ACQUISITIONS OF ORDINARY SHARES

Purchases or acquisitions of ordinary shares may be made by way of market purchases on the NASDAQ Global Select Market and/or the JSE through the ready market through one or more duly licensed brokers or dealers appointed by the Company for the purpose in compliance with the requirements of Rule 10b-18 under the Exchange Act, and under Rule 10b5-1 under the Exchange Act (if a plan is established thereunder).

STATUS OF PURCHASED OR ACQUIRED ORDINARY SHARES

An ordinary share purchased or acquired by the Company is deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to such ordinary share will expire on such cancellation) unless such ordinary share is held by the Company as a treasury share. At the time of each purchase of ordinary shares by the Company, the directors will decide whether the ordinary shares purchased will be cancelled or kept as treasury shares, or partly cancelled and partly kept as treasury shares, depending on the needs of the Company and as the directors deem fit in the interests of the Company at that time.

FINANCIAL INFORMATION RELATING TO THE SHARE REPURCHASE MANDATE

The source of funds to be used for the purchase of ordinary shares is existing cash and funding sources and / or new debt facilities that the Company may enter into in the future. Only funds legally available for purchasing ordinary shares in accordance with the Company’s constitution and the applicable laws of Singapore will be used for the purchase of ordinary shares.

The Singapore Act permits the purchase or acquisition of ordinary shares out of capital and/or profits so long as the Company is solvent. Such a payment shall include any expenses (including brokerage or commission) incurred directly in the purchase or acquisition of ordinary shares. For this purpose, a company is solvent if (a) there is no ground on which the company could be found to be unable to pay its debts; (b) if it is not intended to commence winding up of the company, the company will be able to pay its debts as they fall due during the period of 12 months immediately after the date of the payment; and (c) the value of the company’s assets is not less than the value of its liabilities (including contingent liabilities) and will not after the proposed purchase or acquisition, become less than the value of its liabilities (including contingent liabilities).

The financial effects on the Company and the group (including the Company’s subsidiaries) arising from purchases or acquisitions of ordinary shares which may be made pursuant to the Share Repurchase Mandate will depend on, inter alia, the aggregate number of ordinary shares purchased or acquired, the price paid for such ordinary shares, whether the purchase or acquisition was made out of profits and/or capital and whether the ordinary shares purchased or acquired are held in treasury or cancelled.

Assuming a market price of US$9.26 per ordinary share (which is the closing price of the ordinary shares on the NASDAQ Global Select Market as at 13 August 2018, the last practicable date prior to the date of issue of this Notice), the total share purchase consideration for 10% of the Company’s ordinary shares in issue as at the date of issue of the Notice, being 1 906 383 shares, would be US$17 653 107, before transaction costs.

Implementing a share purchase on these terms on 31 December 2017 (assuming that 19 063 833 ordinary shares of the Company had been in issue as at 31 December 2017 immediately prior to the share purchase, the authority for the repurchase by the Company of its ordinary shares had been in force on 31 December 2017 and that the purchased shares are cancelled immediately thereafter) would have had the effect, amongst other effects, of reducing the Company’s total equity from US$319 736 000 to US$302 083 000 as of such date. The determination of the foregoing financial effect has been derived from the selected financial data included in the Company’s registration statement on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on 12 June 2018. The information does not represent the actual financial position or results of operations of or the financial effects on the Company as at and for the dates indicated, and is being furnished solely for illustrative purposes. Furthermore, the information does not purport to project the Company’s results of operations or financial position for any future period or as of any future date.

TAKE-OVER IMPLICATIONS

If, as a result of any purchase or acquisition by the Company of its shares, a shareholder’s proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 14 of the Singapore Code on Take-overs and Mergers (the “Singapore Code”). If such increase results in a change of effective control, or, as a result of such increase, a shareholder or group of shareholders acting in concert obtains or consolidates effective control of the Company, such shareholder or group of shareholders acting in concert could become obliged to make a take-over offer for the Company under Rule 14.

The circumstances under which shareholders of the Company (including directors of the Company) and persons acting in concert with them respectively will incur an obligation to make a take-over offer under Rule 14 after a purchase or acquisition of shares by the Company are set out in Appendix 2 of the Singapore Code. In general terms, the effect of Rule 14 and Appendix 2 is that, unless exempted, directors of the Company and persons acting in concert with them will incur an obligation to make a take-over offer for the Company under Rule 14 if, as a result of the Company purchasing or acquiring its shares, the voting rights of such directors and their concert parties would increase to 30% or more, or if the voting rights of such directors and their concert parties fall between 30% and 50% of the Company’s voting rights, the voting rights of such directors and their concert parties would increase by more than 1% in any period of 6 months.

The directors of the Company are not aware of any fact(s) or factor(s) which suggest or imply that any particular person(s) and/or shareholder(s) are, or may be regarded as, parties acting in concert such that their respective interests in voting shares in the capital of the Company should or ought to be consolidated, and consequences under the Singapore Code would ensue, as a result of a purchase of shares by the Company pursuant to the Share Repurchase Mandate. The statements in this Notice do not purport to be a comprehensive or exhaustive description of all implications that may arise under the Singapore Code. Shareholders are advised to consult their professional advisers, the Securities Industry Council or other relevant authorities at the earliest opportunity as to whether an obligation to make a take-over offer would arise by reason of any purchase or acquisition of shares by the Company.

INFORMATION ON VOTING AT AND ATTENDING THE EGM

This Notice is distributed by the Company to shareholders of record who were registered in the register of members, and to beneficial shareholders holding their interests in the Company’s shares in book entry form at a broker, dealer, securities depository or other intermediary and reflected in the books of such intermediary who have requested to receive notices from the Company, as at the close of business in New York, NY, United States of America on 17 August 2018. Shareholders who have disposed of their shares after 17 August 2018 are requested to forward this Notice to the person to whom, or the intermediary through whom, such disposal was effected.

All shareholders of record registered in the register of members immediately prior to the commencement of the EGM are eligible to participate and vote, either in person or by proxy, at the EGM.

The quorum required to transact business at the EGM is representation (in person or by proxy) of at least 15% of the total number of issued and fully paid shares (excluding treasury shares) in the capital of the Company for the time being.

Votes shall be taken on a poll with one vote for each share. In order for the resolution to be passed more than 50% of the eligible votes cast on the resolution must be in favour of the resolution. Before any shareholder may attend or participate in the EGM, that shareholder must have presented reasonably satisfactory identification and the person presiding at the EGM must be reasonably satisfied that the right of the shareholder to participate and vote at the EGM, either in person or by way of proxy, has been reasonably verified.  An eligible shareholder may attend, speak and vote at the EGM in person or alternatively a shareholder may appoint one or two (or more if the shareholder is a depository) proxies to represent him at the EGM in accordance with the following instructions.

Shareholders of record registered in the register of members of the Company

If you are a shareholder of record registered in the register of members of the Company, then you may appoint your proxy/ies to represent you at the EGM by completing the attached form of proxy in accordance with the instructions it contains. Completed forms of proxy must be delivered to either the Transfer Agent, Continental Stock Transfer & Trust Company, or the South African Administrative Depository Agent, Computershare Investor Services (Pty) Ltd, at the relevant postal, physical, fax or email address indicated in the form of proxy by no later than 14:00 South African Standard Time on Monday, 3 September 2018 (which is 08:00 United States EST on Monday, 3 September 2018).

Other shareholders, namely beneficial shareholders holding their interests in the Company’s shares in book entry form at a broker, dealer, securities depository or other intermediary

If you are a beneficial shareholder holding your interests in the Company’s shares in book entry form at a broker, dealer, securities depository or other intermediary (“Your Intermediary”) you should contact Your Intermediary immediately on receipt of this Notice in order to obtain any form or other requirements necessary to exercise your rights as a beneficial shareholder and the place, manner and time in which any such form is to be submitted or beneficial right exercised.

If you wish to attend the EGM in person for any reason including to exercise any votes in respect of the Company’s ordinary shares in which you hold interests in book entry form at a broker, dealer, securities depository or other intermediary, you will need to request and obtain a legal proxy from the Depository Trust Company, or DTC, whose nominee, Cede & Co., is a shareholder of record registered in the register of members of the Company (in compliance with the voting requirements under Singapore law).

PERSONAL DATA

By attending the EGM and/or any adjournment thereof or submitting an instrument appointing a proxy/proxies and/or representative(s) to attend, speak and vote at the EGM and/or any adjournment thereof, a shareholder of the Company (i) consents to the collection, use and disclosure of the shareholder’s personal data by the Company (or its agents) for the purpose of the processing and administration by the Company (or its agents) of proxies and representatives appointed for the EGM (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the EGM (including any adjournment thereof), and in order for the Company (or its agents) to comply with any applicable laws, listing rules, regulations and/or guidelines (collectively, the “Purposes”), (ii) warrants that where the shareholder discloses the personal data of the shareholder’s proxy/proxies and/or representative(s) to the Company (or its agents), the shareholder has obtained the prior consent of proxy/proxies and/or representative(s) for the collection, use and disclosure by the Company (or its agents) of the personal data of such proxy/proxies and/or representative(s) for the Purposes, and (iii) agrees that the shareholder will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the shareholder’s breach of warranty.

FORWARD-LOOKING STATEMENTS

This notice contains forward-looking statements concerning future events. These forward looking statements, including, among others, the proposed sources of funds for the share repurchase and the illustrative impact of the Share Purchase Mandate, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by the Company at the time these statements were made. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include the factors set out in the Company’s filings with the SEC.  The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this notice or to reflect the occurrence of unanticipated events.

BY ORDER OF THE BOARD

Grindrod Shipping Holdings Ltd.

(Company Registration No. 201731497H)

Mr SW Griffiths, Chief Financial Officer and Executive Director

17 August 2018

CORPORATE INFORMATION

Registered Office Grindrod Shipping Holdings Ltd. (Registration number: 201731497H) 200 Cantonment Road, #03-01 Southpoint, Singapore 089763	Company Secretary Sharon Ting 200 Cantonment Road, #03-01 Southpoint, Singapore 089763 Email: SharonT@grindrodshipping.com

Place of incorporation: Singapore Date of incorporation: 2 November2017 Website: www.grindrodshipping.com	Corporate Sponsor Grindrod Bank 4th Floor, Grindrod Tower, 8A Protea Place, Sandton, 2196 Tel: +27 (11) 459 1890 Email: AnnerieB@grindrodbank.co.za

Transfer Agent

Continental Stock Transfer & Trust Company

Physical:

1 State Street, 30th Floor,

New York NY 10004-1561, USA
Tel:  +1 (212) 509 4000

Fax: +1 (212) 509 5152

Email: cstmail@continentalstock.com

South African Administrative Depository Agent

Computershare Investor Services (Pty) Ltd

Postal:

PO Box 61051, Marshalltown, 2107 South Africa

Physical:

Rosebank Towers, 15 Biermann Avenue, Rosebank 2196, South Africa

Tel:  +27 (11) 370 5000

Fax: +27 (11) 688 5238

Email: proxy@computershare.co.za

Grindrod Shipping Holdings Ltd.

(Incorporated in Singapore)

(Registration number: 201731497H)

NASDAQ Share code: GRIN and SEC CIK Number: CIK0001725293

JSE Share code: GSH and ISIN: SG9999019087

(“GRIN” or “the Company”)

FORM OF PROXY

For use by shareholders of record registered in the register of members of the Company at the extraordinary general meeting to be held at 14:00 South African Standard Time at 8th Floor, Grindrod House, 108 Margaret Mncadi Avenue, Durban, 4001 on Thursday, 6 September 2018, and / or each adjournment thereof (“the EGM”).

Completed forms of proxy must be delivered to either the Transfer Agent, Continental Stock Transfer & Trust Company, or the South African Administrative Depository Agent, Computershare Investor Services (Pty) Ltd, at the relevant postal or physical or email or fax address indicated overleaf by no later than 14:00 South African Standard Time on Monday, 3 September 2018 (which is 08:00 United States EST on Monday, 3 September 2018). By submitting an instrument appointing a proxy/proxies and/or representative(s), the shareholder accepts and agrees to the personal data privacy terms set out in the Notice of EGM dated 17 August 2018.

Please refer to the notes and instructions overleaf regarding completion of this form.

I/We (Please print full names)

of (address)

telephone number                                                                                                                                                                                                     cell phone number

e-mail address                                                                                                                                                                                                                         , hereby appoint

Name	Address	Passport / Identity Number	Proportion of Shareholding (number of shares)

and*/*or (*delete as appropriate)

or failing him/her, the Chairman of the EGM as my/our proxy/proxies to attend and speak and vote, or abstain from voting, for me/us on my/our behalf at the EGM in respect of                                 ordinary shares in the issued share capital of the Company registered in my/our name/s, in accordance with the following instructions:

Ordinary resolution	FOR	AGAINST	ABSTAIN
Approval of Share Repurchase Mandate

Note: Mark with an “X”, where all the shares represented in this form of proxy are to be counted, or alternatively insert the relevant number of shares, in the applicable space, to indicate how you wish your votes to be cast. If no specific direction as to voting is given, the proxy/proxies will vote or abstain from voting at his/their discretion, as he/she/they will on any other matter arising at the EGM and at any adjournment thereof.

Signed at                                            on                           2018

Signature of Shareholder(s) or Common Seal

Assisted by me (where applicable — see note 11 overleaf) (Name and Signature)

NOTES TO THE FORM OF PROXY

1.              Please insert the relevant number of those shares registered in your name in the register of members of the Company that is to be represented in the form of proxy.

2.              A shareholder who is not a depository may appoint up to two persons concurrently as proxies. A shareholder who is a depository may appoint more than two proxies, but each proxy must be appointed to exercise the rights attached to a different share or shares held by such shareholder.

3.              A shareholder may insert the name/s of a proxy/proxies of the shareholder’s choice in the space/s provided, with or without deleting “the Chairman of the extraordinary general meeting” but any such deletion must be initialled by the shareholder. Where a form of proxy appoints more than one proxy, the proportion of the shareholding concerned (expressed as a number of shares) to be represented by each proxy shall be specified in the form of proxy. In the event that no proportion is specified, the person whose name stands first on the form of proxy and who is present at the general meeting will be allowed to act as proxy to the exclusion of those whose names follow.

4.              Please insert an “X” in the relevant space according to how you wish your votes to be cast if you wish all your votes represented in the form of proxy to be cast for only one of the voting options. However, if you wish to split your votes across the voting options or to cast your votes in respect of a lesser number of shares than you own in the Company insert the relevant number of shares in respect of which you wish to vote in the relevant space. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting as he/she deems fit in respect of all the shareholder’s votes represented in the form of proxy and exercisable at the meeting. A shareholder or his/her proxy is not obliged to use all the votes exercisable by the shareholder or by his/her proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the shareholder or by his/her proxy.

5.              Completed forms of proxy must be received by (i) the Transfer Agent, Continental Stock Transfer & Trust Company, Postal and physical: 1 State Street 30th Floor, New York, NY 10004-1561, USA, or email proxy@continentalstock.com, or fax +1 (212) 509 5152 or (ii) the South African Administrative Depository Agent, Computershare Investor Services (Pty) Ltd, Attention: Proxy Department, Postal: PO Box 61051, Marshalltown, 2107 South Africa, or Physical: Rosebank Towers, 15 Biermann Avenue, Rosebank 2196 South Africa, or email proxy@computershare.co.za, or fax +27 (11) 688 5238, in either case by no later than 14:00 South African Standard Time on Monday, 3 September 2018 (which is 08:00 United States EST on Monday, 3 September 2018).

6.              The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the EGM and voting in person at the meeting to the exclusion of any proxy appointed in terms of this form of proxy. Any appointment of a proxy/proxies shall be deemed to be revoked if a shareholder attends the EGM in person, and in such event, the Company reserves the right to refuse to admit any person/persons appointed under the instrument of proxy to the EGM.

7.              The instrument appointing a proxy/proxies shall be in writing under the hand of the appointor or of his attorney, or if such appointor is a corporation, under its common seal or under the hand of its officer or attorney, duly authorised in writing. Where an instrument appointing a proxy is signed on behalf of the appointor by an attorney, the power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy; failing which the instrument may be treated as invalid.

8.              A corporation, which is a shareholder, may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the EGM, in accordance with Section 179 of the Singapore Companies Act (Cap. 50).

9.              Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy unless previously recorded by the Transfer Agent or South African Administrative Depository Agent or waived by the Chairman of the EGM.

10.       Any alterations or corrections made to this form of proxy must be initialled by the signatory/ies.

11.       A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by Continental Stock Transfer & Trust Company or Computershare Investor Services Pty Ltd.

12.       In the case of joint shareholders, all holders must sign the instrument appointing a proxy/proxies.

13.       The Chairman of the EGM may accept any form of proxy which is completed other than in accordance with these notes if he is satisfied as to the manner in which the shareholder wishes to vote.

14.       The Company shall be entitled to reject the instrument appointing a proxy/proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy/proxies.